SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13 E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Höegh LNG Partners LP
(Name of the Issuer)

Höegh LNG Holdings Ltd.

Höegh LNG GP LLC

Höegh LNG Partners LP
(Names of Person(s) Filing Statement)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

Y3262R 100
(CUSIP Number of Class of Securities)

Håvard Furu

Canon’s Court

22 Victoria Street

Hamilton, HM 12, Bermuda
+479-912-3443

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement):

With copies to

Sean T. Wheeler, P.C. Enoch Varner Kirkland & Ellis LLP 609 Main Street Houston, Texas 77002 (713) 836-3600	Catherine Gallagher Michael Swidler Baker Botts L.L.P. 700 K Street N.W. Washington, DC 20001 (202) 639-7700	Kenneth Jackman Srinivas M. Raju Richards, Layton & Finger, P.A. One Rodney Square, 920 King Street Wilmington, DE 19801 (302) 651-7700

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 2 (this “Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder on July 8, 2022, as amended and supplemented and together with the exhibits thereto (this “Transaction Statement”), by: (i) Höegh LNG Partners LP, a Marshall Islands limited partnership (“MLP”) and the issuer of the common units (the “Common Units”) representing limited partner interests in MLP that are subject to the Rule 13e-3 transaction; (ii) Höegh LNG Holdings Ltd., a Bermuda exempted company (“Parent”); and (iii) Höegh LNG GP LLC, a Marshall Islands limited liability company and the general partner of MLP (the “General Partner”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.” Höegh LNG Merger Sub LLC, a Marshall Islands limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”) was also a filing person with respect to the initial Transaction Statement and Amendment No. 1 to the Transaction Statement.

This Transaction Statement relates to the Agreement and Plan of Merger, dated May 25, 2022 (as it may be amended from time to time, the “Merger Agreement”) by and among Parent, MLP, the General Partner and Merger Sub. Pursuant to the Merger Agreement, Merger Sub was merged with and into MLP, with MLP surviving as a Marshall Islands limited partnership and as a direct subsidiary of Parent (the “Merger”). As a result of the Merger, Merger Sub ceased to exist as an independent entity and therefore, is no longer a filing person.

MLP made available to the holders of the Common Units (the “Common Unitholders”) a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the special meeting (the “Special Meeting”) of the Common Unitholders, at which the Common Unitholders considered and voted upon, among another proposals, a proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. The Proxy Statement was mailed to the Common Unitholders on or about August 29, 2022. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated by reference in its entirety herein, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

While each of the filing persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any filing person, or by any affiliate of a filing person, that MLP is “controlled” by any of the filing persons and/or their respective affiliates.

This final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement. All information in this final Amendment should be read in conjunction with the information contained or incorporated by reference in this Transaction Statement, as amended to date.

All information concerning MLP contained in, or incorporated by reference into, this Transaction Statement was supplied by MLP. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 15.	ADDITIONAL INFORMATION

Regulation M-A Item 1011

(c) Other Material Information. Item 15(c) is hereby amended and supplemented as follows:

On September 20, 2022, at 12:00 noon Bermuda time (11:00 a.m. Eastern Time), a special meeting (the “Special Meeting”) of the Common Unitholders of MLP was held in person at Canon’s Court, 22 Victoria Street, Hamilton, HM12, Bermuda. At the Special Meeting, the Common Unitholders voted on whether to approve the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Merger Proposal”). The Merger Proposal was approved at the Special Meeting by the holders of a majority of the outstanding Common Units.

On September 23, 2022, MLP completed the Merger, upon which the separate existence of Merger Sub ceased, with MLP as the surviving limited partnership in the Merger. The Merger became effective at 9:30 a.m. Bermuda time (8:30 a.m. Eastern Time) on September 23, 2022 (the “Effective Time”) pursuant to the certificate of merger that was issued by the Marshall Islands on such date.

At the Effective Time, each Common Unit that was issued and outstanding immediately prior to the Effective Time (other than those Common Units held by Parent) was converted into the right to receive $9.25 in cash (the “Merger Consideration”).  The Merger Consideration will be paid without interest. The General Partner’s general partner interest in MLP and each of MLP’s 8.75% Series A Cumulative Redeemable Preferred Units (the “Preferred Units”) issued and outstanding immediately prior to the Effective Time were unaffected and remain issued and outstanding, and no consideration was delivered in respect thereof.

As a result of the Merger, the Common Units will no longer be listed on any quotation system or exchange, including the New York Stock Exchange.

ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Item 16 is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(1) ††	Proxy Statement of Höegh LNG Partners LP (the “Proxy Statement”).
(a)(2) ††	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
(a)(3) ††	Letter to the Common Unitholders of Höegh LNG Partners LP (incorporated herein by reference to the Proxy Statement).
(a)(4) ††	Notice of Special Meeting of Common Unitholders (incorporated herein by reference to the Proxy Statement).
(a)(5) ††	Press Release of Höegh LNG Partners LP, dated May 25, 2022 (incorporated herein by reference to Exhibit 99.1 to MLP’s Current Report on Form 6-K, furnished May 25, 2022).
(a)(6)	Press Release of Höegh LNG Partners LP, dated September 20, 2022 (incorporated herein by reference to Exhibit 99.1 to MLP’s Current Report on Form 6-K, furnished September 20, 2022).
(b)	None.
(c)(1) ††	Opinion of Evercore Group L.L.C. (incorporated herein by reference to Annex B of the Proxy Statement).
(c)(2) ††	Discussion materials prepared by Evercore Group L.L.C., dated January 21, 2022, for the Conflicts Committee of the Board of Directors of Höegh LNG Partners LP.
(c)(3) ††	Discussion materials prepared by Evercore Group L.L.C., dated February 7, 2022, for the Conflicts Committee of the Board of Directors of Höegh LNG Partners LP.

Exhibit No.	Description
(c)(4) ††	Discussion materials prepared by Evercore Group L.L.C., dated April 13, 2022, for the Conflicts Committee of the Board of Directors of Höegh LNG Partners LP.
(c)(5) ††	Discussion materials prepared by Evercore Group L.L.C., dated May 16, 2022, for the Conflicts Committee of the Board of Directors of Höegh LNG Partners LP.
(c)(6) ††	Discussion materials prepared by Evercore Group L.L.C., dated May 21, 2022, for the Conflicts Committee of the Board of Directors of Höegh LNG Partners LP.
(c)(7) ††	Discussion materials prepared by Evercore Group L.L.C., presented on May 24, 2022, for the Conflicts Committee of the Board of Directors of Höegh LNG Partners LP.
(c)(8) †	FSRU charter market and technical evaluation prepared by Poten & Partners, dated 2022, for the Conflicts Committee of the Board of Directors of Höegh LNG Partners LP.
(c)(9) ††	PGN FSRU Lampung — liquidity projections prepared by Poten & Partners, dated May 6, 2022, for the Conflicts Committee of the Board of Directors of Höegh LNG Partners LP.
(c)(10) ††	FSRU technical evaluation prepared by Poten & Partners, dated May 6, 2022, for the Conflicts Committee of the Board of Directors of Höegh LNG Partners LP.
(c)(11) ††	FSRU market assessment prepared by Poten & Partners, dated May 6, 2022, for the Conflicts Committee of the Board of Directors of Höegh LNG Partners LP.
(d)(1) ††	Agreement and Plan of Merger, dated May 25, 2022, Höegh LNG Holdings Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Merger Sub LLC. (incorporated herein by reference to Annex A of the Proxy Statement).
(d)(2) ††	Second Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP, dated as of October 5, 2017 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 6-K, filed by Höegh LNG Partners LP on October 5, 2017).
(d)(3) ††	Voting and Support Agreement, dated as of May 25, 2022, by and between Höegh LNG Holdings Ltd. and Höegh LNG Partners LP (incorporated herein by reference to Annex D of the Proxy Statement).
(f)	None.
(g)	None.
107 †	Filing Fee Table.
†	Previously filed on July 8, 2022 as an exhibit to the Schedule 13E-3.
††	Previously filed on August 25, 2022 as an exhibit to Amendment No. 1 to the Schedule 13E-3.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 23, 2022

HÖEGH LNG PARTNERS LP

By:	/s/ Håvard Furu
Name:	Håvard Furu
Title:	Chief Executive Officer and Chief Financial Officer

HÖEGH LNG HOLDINGS LTD.

By:	/s/ Camilla Nyhus-Møller
Name:	Camilla Nyhus-Møller
Title:	Authorised Signatory

HÖEGH LNG GP LLC

By:	/s/ Camilla Nyhus-Møller
Name:	Camilla Nyhus-Møller
Title:	Authorised Signatory